

Suite 2300, 1177 W. Hastings St.
Vancouver, British Columbia
CANADA V6E 2K3
TSX: KOR OTCQX: CORVF

Tel: (604) 638-3246
Fax: (604) 408-7499
info@corvusgold.com
www.corvusgold.com

NR14-23   **November 20, 2014**

Corvus Gold Drills Continues to Expand the Limits of Vein/Stockwork System in the Yellowjacket Deposit, North Bullfrog Project, Nevada

Highlights include:

NB-14-403   **New Upper Stockwork Zone: 1.7 metres @ 145 g/t Gold and 22 g/t Silver**

NB-14-404   **Josh Vein + Stockwork: 8 metres @ 3.8 g/t Gold and 14 g/t Silver**

NB-14-405   **Josh Vein + Stockwork: 18 metres @ 2.3 g/t Gold and 25 g/t Silver**

Vancouver, B.C. Corvus Gold Inc. ("Corvus" or the "Company") - (TSX: KOR, OTCQX: CORVF) announces results from holes NB-14-403 through NB-14-406 which continue the down-dip exploration of the main Josh Vein system of the Yellowjacket Deposit (Figure 1). Hole NB-14-403, returned **1.7 metres @ 145 g/t gold** in a new stockwork zone above the Josh Vein system, testing the new zone approximately 175 metres down-dip from the surface (Figure 2) and 50 metres down dip from hole NB-14-377 (**17m @ 2 g/t gold and 8.2 g/t silver**, April 3, 2014 news release). This new zone marginal to the main Josh vein/stockwork system is another example of high-grade splay veins that are regularly being encountered as the system is being infill drilled.

Hole NB-14-405, which returned **18 metres of 2.3 g/t gold and 25 g/t silver**, tested the structure at the same elevation as holes 403 and 406 but 250 metres to the north (Figure 1 & 2). In addition hole NB-14-405 tested the NE30 Fault Zone which occurs in the hangingwall of the Josh Vein and it returned a substantial intercept of **8.7 metres of 2.4 g/t gold and 12 g/t silver** opening up a new vein system target for follow-up in 2015.

NB-14-406, which encountered 9.7 metres of solid vein material with 1.8g/t gold and 5g/t silver, tested the structure at the same elevation as NB-14-403 but 50 metres to the south. Hole NB-14-404, with **7.9 metres of 3.8 g/t gold and 14 g/t silver** infills the same zone in between holes NB-14-377 and NB-14-378 (**9.2m @18 g/t gold and 260 g/t silver**, April 3, 2014 news release).

These results show that at 175 metres down-dip the vein/stockwork shoots are still well developed in both the north (NB-14-405) and south (NB-14-406) opening up future expansion potential. Future holes will continue to test the down-dip extensions and a series of holes are currently in progress to continue to test this elevation in the vicinity of discovery hole NB-12-138 (72m @ 1.7 g/t gold and 99 g/t silver including **4.3m @ 20 g/t gold and 1,519 g/t silver**, January 22, 2013 news release) and farther south (Figure 1).

Jeff Pontius, CEO of Corvus Gold Inc. states "The overall continuity of the Josh Vein structure both along strike and down dip is remarkable and bodes well for further expansion. In addition

the continued discovery of high grade splay veins like the one found in NB-14-403 with ongoing drilling of the margin and strike extent of the system is very encouraging for the possible discovery of other Josh Vein type systems within the overall Yellowjacket structural zone. The continued success of the Yellowjacket exploration program will likely make a significant impact on the deposit's size and quality and should have a positive impact on overall shareholder value in the coming year."

Table 1: Significant Intercepts* from Recent Drilling at Yellowjacket
(Reported drill intercepts are not true widths. At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

HoleID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
	129.0	**130.7**	**1.7**	**145**	**22**	**Upper Stockwork**
	148.6	172.6	24.0	0.4	1.8	Hangingwall Stockwork
NB-14-403	**172.6**	**173.6**	**1.0**	**0.5**	**4.5**	**Josh Vein**
	173.6	180.8	7.1	0.4	3.9	Footwall Stockwork
Az 136 incl -72			**32.1**	**0.4**	**2.3**	**Vein + Stockwork**
	116.1	119.7	**3.5**	**2.1**	**1.8**	**Upper Stockwork**
	129.2	131.4	2.2	1.1	5.7	Hangingwall Stockwork
NB-14-404	**131.4**	**134.0**	**2.7**	**0.5**	**19.7**	**Josh Vein**
	134.0	**137.1**	**3.1**	**8.6**	**14.2**	Footwall Stockwork
Az 90 incl -54			**7.9**	**3.8**	**13.7**	**Vein + Stockwork**
	135.8	**144.5**	**8.7**	**2.4**	**12.3**	**NE30 Fault**
	144.5	153.3	8.8	0.3	6.8	NE30 Footwall Stockwork
	170.2	174.7	4.4	0.4	17.3	JV/HW Periph
	174.7	179.6	5.0	2.8	26.6	Hangingwall Stockwork
NB-14-405	**179.6**	**186.0**	**6.4**	**2.0**	**41.1**	**Josh Vein**
	186.0	192.6	6.5	2.2	6.7	Footwall Stockwork
Az 90 incl -68			**17.9**	**2.3**	**24.6**	**Vein + Stockwork**
	173.1	198.7	25.6	0.8	2.8	Peripheral Stockwork
	198.7	207.6	8.9	1.0	2.3	Hangingwall Stockwork
NB-14-406	**207.6**	**217.3**	**9.7**	**1.8**	**4.9**	**Josh Vein**
	217.3	224.6	7.2	0.6	2.3	Footwall Stockwork
Az 132 incl -71			**25.8**	**1.2**	**3.3**	**Vein + Stockwork**

*The vein intervals are defined as having >50% quartz infill and stockwork is defined as the interval in the immediate hangingwall and footwall of the vein where overall vein density exceeds 5%. Within the stockwork zones a cutoff of 0.3 g/t gold equivalent has been used assuming a 59:1 price ratio of gold to silver.


0 100 200
metres
NW10
Projected
Surface
Trace of Josh Vein
Liberator Fault
Gold Note Fault
NE30
NE40
NE50
NE60
West Vein
405
403
404
406
138

Figure 1: Location of Phase II drill holes at Yellowjacket. Assays from the holes indicated in fuchsia are reported in Table 1. Black traces are from holes with pending assays. Holes are labeled with last 3 digits of name.


Gap Areas "Shoot Target"
West Vein "Shoot Target"
North Resource Expansion Zone
South Resource Expansion Zone
New West Vein Resource Addition Zone
Vein System open at depth
100 metres
Yellowjacket Deposit
gram x metres Aueq
0 10
10 25
25 50
50 100
100 254
2014 Phase II holes (pending assays)

Figure 2: Long Section of Yellowjacket and locations of completed holes up to Hole 420

Exploration Program

Corvus Gold is currently utilizing two core drills focusing on expanding the Yellowjacket resource along strike, internally and at depth. Phase II drilling will include approximately 30 core holes with only 8 reported to date designed to expand the Yellowjacket deposit, define bonanza grade ore shoot within the deposit and provide material for continuing advanced metallurgical testing. The Phase II program will continue through November and following the return of all results the Company plans on calculating a new resource estimate in the first quarter of 2015. The new resource estimate will form the basis of an initial Preliminary Economic Assessment (PEA) that will incorporate the Yellowjacket discovery   The PEA is scheduled to be completed in Q2 of 2015. In addition, Corvus is engaged in detailed metallurgical studies of the new high-grade mineralization which have provided very encouraging initial results. The North Bullfrog project is also being advanced on a number of development fronts as well as project characterization work ahead of permitting.

About the North Bullfrog Project, Nevada

Corvus controls 100% of its North Bullfrog Project, which covers approximately 68 km² in southern Nevada. The property package is made up of a number of private mineral leases of patented federal mining claims and 758 federal unpatented mining claims. The project has excellent infrastructure, being adjacent to a major highway and power corridor as well as a large water right.

Based upon a USD 1300 gold price and a silver to gold price ratio of 59:1, the North Bullfrog project currently has estimated mineral resources defined in six deposits: the structurally controlled Yellowjacket milling deposit and the oxidized disseminated heap leach Sierra Blanca, Jolly Jane, Air Track West, Connection and Mayflower deposits. The Yellowjacket vein-style deposit has an Indicated Mineral Resource of 3.69 Mt at an average grade of 1.03 g/t gold and 5.52 g/t silver for 122,000 contained ounces of gold and 654,000 ounces of silver and an Inferred Mineral Resource of 18.40 Mt with an average grade of 0.94 g/t gold and 6.16 g/t silver for 555,000 contained ounces of gold and 3.64M ounces of silver, both at a 0.29 g/t gold cutoff.

The five oxidized disseminated heap leach deposits contain an Indicated Mineral Resource of 25.72 Mt at an average grade of 0.29 g/t gold for 240,000 contained ounces of gold and an Inferred Mineral Resource of 185.99 Mt at 0.19 g/t gold for 1,136,000 contained ounces of gold (both at a 0.13 g/t gold cut-off), with appreciable silver credits.

For full details with respect to the assumptions underlying the current resource estimate detailed herein, please review the Company's latest NI 43-101 technical report entitled "Technical Report - The North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada" dated April 1, 2014 and available on SEDAR or at the Company's website www.corvusgold.com.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for

this news release and has approved the disclosure herein. Mr. Pontius is not independent of Corvus, as he is the CEO and holds common shares and incentive stock options.

Carl E. Brechtel, (Nevada PE 008744 and Registered Member 353000 of SME), a qualified person as defined by National Instrument 43-101, has supervised execution of the work outlined in this news release and has approved the disclosure herein. Mr. Brechtel is not independent of Corvus, as he is the COO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of Corvus, and Mark Reischman, Corvus Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project log and track all samples prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment. All resource sample shipments are sealed and shipped to ALS Minerals in Reno, Nevada, for preparation and then on to ALS Minerals in Reno, Nevada, or Vancouver, B.C., for assaying. ALS Minerals's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About Corvus Gold Inc.

Corvus Gold Inc. is a North American gold exploration company which is focused on advancing its 100% controlled Nevada, North Bullfrog project towards a potential development decision. In addition, the Company controls a number of other North American exploration properties representing a spectrum of gold, silver and copper projects.

On behalf of
Corvus Gold Inc.

(signed) *Jeffrey A. Pontius*
Jeffrey A. Pontius,
Chief Executive Officer

Contact Information: Ryan Ko
                    Investor Relations
                    Email: info@corvusgold.com
                    Phone: 1-888-770-7488 (toll free) or (604) 638-3246 Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding potential for future expansion of the drilling program, commencement and testing of future drill holes, potential discovery of other vein systems, success of drilling program having a significant impact on the deposit's size and quality and a positive impact on shareholder value, the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to develop multiple Yellowjacket style high-grade zones, the possibility of

further broad above Josh Vein grade zones to be found within the Yellowjacket stockwork zone, the potential for there to be additional high grade shoots of mineralization at Yellowjacket, the potential for the North Bullfrog project to enter the permitting process towards a potential development decision; the potential to discover additional high grade veins or additional deposits, the potential to expand the existing estimated resource at the North Bullfrog project, the timing and completion of the Phase II drill program, the timing and completion of the planned updated resource estimate and PEA for the North Bullfrog project, the potential for any mining or production at North Bullfrog, the potential for the Company to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2014 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada and the Company's most recent filings with the United States Securities and Exchange Commission (the "SEC"). All of the Company's Canadian public disclosure filings in Canada may be accessed via www.sedar.com and filings with the SEC may be accessed via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. The term "contained ounces" is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. U.S. investors are urged to consider closely the disclosure in our latest reports and registration statements filed with the SEC. You can review and obtain copies of these filings at http://www.sec.gov/edgar.shtml. U.S. Investors are cautioned not to assume that any defined resource will ever be converted into SEC Industry Guide 7 compliant reserves.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.